霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道88號 太古廣場一座11樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

September 27, 2023

VIA EDGAR

Mr. Nicholas Nalbantian
Ms. Mara Ransom
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lixiang Education Holding Co., Ltd.

Registration Statement on Form F-1

Filed September 15, 2023

File No. 333-274209

Dear Mr. Nalbantian and Ms. Ransom,

On behalf of Lixiang Education Holding Co., Ltd. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”) and certain exhibits via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), which reflects responses to the comments received from the staff (the “Staff”) of the SEC by the letter dated September 25, 2023 regarding the Company’s Registration Statement on Form F-1 filed with the SEC on September 15, 2023.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.   The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
N W O Tang
E I Low*
J P Kwan
S K S Li
L H S Leung
A J McGinty
L Davidson
A Croke
J E M Le itch
B A Phillips
T Liu

Counsel
A D E Cobden
J S F Yim
J Leung
D Lau
S Suen
J Cheng

Foreign Legal Consultants
S Tang
(New York, USA)
B Kostrzewa
(District of Columbia, USA)

*Notary Public

Introduction, page ii

1.	We note that your definition of China excludes, for purposes of this prospectus, Hong Kong, Macau and Taiwan. We also note that you have included disclosure stating that "legal and operational risks associated with operating in China may also apply to operations in Hong Kong." Please amend your disclosure to remove "may," in order to not suggest that the legal and operational risks are only a possibility.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Amendment No. 2.

Permissions Required for Our Operations in China, page 10

2.	The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amendment No. 2.

Risk Factors Summary, page 21

3.	Please ensure that each summary risk factor referencing risks related to your business structure and risks relating to doing business in China has a cross-reference to the relevant individual detailed risk factor. This cross-reference should include both the risk factor title and the page number.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20-22 of the Amendment No. 2.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Li Huang, partner at WWC, P.C. (“WWC”), by telephone at (650) 638-0808 or via email at huangli@wwccpa.com. WWC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:	Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.
Li Huang, Partner, WWC, P.C.